September 29, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Cash, Accounting Branch Chief
Re:	Gibraltar Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 File No. 0-22462
Dear Mr. Cash:
     We are submitting this letter in response to your letter dated September 23, 2008 addressed to me as Senior Vice President and Chief Financial Officer of Gibraltar Industries, Inc. (“Company”). For your convenience the staff’s comments are set forth in bold italics followed by our responses.
FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007
MD&A — Critical Accounting Policies, page 27
Goodwill and other indefinite-lived intangible asset impairment testing, page 28
•	We note your response to prior comment 3. In addition to your proposed future disclosures, please also quantify the material assumptions underlying your fair value estimates and provide a sensitivity analysis for each material assumption or estimate used in your discounted cash flow analysis similar to the supplemental information you provided.
Response
In response to comment 1, in future filings in addition to the disclosures we previously proposed, we will also quantify the material assumptions underlying our fair value estimates and provide a sensitivity analysis for each material assumption.
DEFINITIVE PROXY STATEMENT FILED APRIL 17, 2008
Certain Relationships and Related Transactions, page 30
2.	We restate prior comment 12 since the agreement was in effect in 2007 and since Mr. Neil E. Lipke is the brother of Mr. Brian J. Lipke. Further, because Mr. Neil E. Lipke was paid $125,000 under the consulting agreement in 2007, the amount involved exceeds $120,000 which requires disclosure under Item 404(a)(3) of Regulation S-K. Additionally, Item 601(b)(I0)(iii)(A) of Regulation S-K specifies that “any other management contract or compensatory plan, contract, or other arrangement in which any other executive officer of the registrant participates shall be filed unless immaterial in amount or significance.” Based on Mr. Neil E. Lipke’s related person status under Item 404(a)(3) of Regulation S-K and the amount exceeding $120,000 which requires disclosure under Item 404(a)(3) of Regulation S-K, it appears that Mr. Neil E. Lipke’s consulting agreement is material. Please amend the Form 10-K for the fiscal year ended December 31, 2007 to include all the disclosures relating to Mr. Neil E. Lipke’s consulting agreement as required by Item 404(a) of Regulation S-K and to file the consulting agreement as an exhibit as required by Item 601(b)(I0)(iii)(A) of Regulation S-K.

Response
As we indicated in our telephone call with the Mr. Ed Kelly of the staff on Thursday September 25, 2008, we are amending our Form 10-K as the staff has requested in comment 2.
In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing fully responds to the Staff’s comments. Please contact me if you require additional information.
Respectfully submitted,
/s/ Kenneth W. Smith
Kenneth W. Smith
Senior Vice President and Chief Financial Officer